FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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            Website: www.tevapharm.com

Teva Files Suit on Paragraph IV Filings for AZILECT®

Teva Pharmaceutical Industries Ltd. has sued Watson Pharmaceuticals, Inc., Mylan Inc., and Orchid Chemicals & Pharmaceuticals Ltd., and certain subsidiaries of each of these entities, based on the receipt of letters advising of Paragraph IV Certifications to U.S. Patent No. 5,453,466 and the filing of Abbreviated New Drug Applications ("ANDAs") for generic versions of Teva`s AZILECT® (rasagiline mesylate). In a complaint filed with the United States District Court for the District of New Jersey, the Company has alleged that Watson, Mylan, and Orchid infringed this patent, which claims AZILECT®`s use in treating Parkinson`s disease (PD) and expires in 2017. The lawsuit has triggered a stay of the FDA approval of Watson, Mylan, and Orchid`s ANDAs until the earlier of November 16, 2013, or a district court decision in their favor.

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date October 4, 2010

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